UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2014

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, April 29, 2014

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

Re:	Disclosure of Election of Board of Directors at Ordinary Shareholders Meeting of LATAM Airlines Group S.A.

Dear Commissioner:

As provided in Articles 9 and 10 of Securities Market Law 18045 and in General Rule #30 of the Commission of 1989, please be advised that at an Ordinary Shareholders Meeting (Meeting) of LATAM Airlines Group S.A. (LATAM) held on April 29, 2014, LATAM’s shareholders elected the members of LATAM’s Board of Directors, who will hold office for two years.

The following individuals were elected Directors at the Meeting:

1.	Juan José Cueto Plaza.
2.	Mauricio Rolim Amaro.
3.	Maria Claudia Amaro.
4.	Ramón Eblen Kadis.
5.	Carlos Heller Solari.
6.	Francisco Luzón López.
7.	Ricardo J. Caballero.
8.	Juan Gerardo Jofré Miranda.
9.	Georges de Bourguignon Arndt.

The Directors named in numbers 7, 8 and 9 above were elected as independent directors, according to article 50-bis of Companies Law No. 18.046 of the Republic of Chile.

Very sincerely yours,

Cristián Toro Cañas

Legal Vice-President

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2014	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Chief Executive Officer